Exhibit 99.12

0009

LIONEL SAWYER & COLLINS

Charles H. McCrea, Jr. (SBN #104)

cmccrea@lionelsawyer.com

Lynda S. Mabry (SBN #106)

lmabry@lionelsawyer.com

Steven C. Anderson (SBN #11901)

sanderson@lionelsawyer.com

300 South Fourth Street, Suite 1700

Las Vegas, Nevada 89101

Tel.         (702) 383-8888

Fax         (702) 383-8845

Attorneys for Plaintiffs

DISTRICT COURT

CLARK COUNTY, NEVADA

* * * * *

Z CAPITAL PARTNERS, L.L.C., a Delaware limited liability company; Z CAPITAL SPECIAL SITUATIONS FUND HOLDINGS I, L.L.C., a Delaware limited liability company; Z CAPITAL SPECIAL SITUATIONS FUND HOLDINGS II, L.L.C., a Delaware limited liability company, Z CAPITAL HG, L.L.C., a Delaware limited liability company; Z CAPITAL HG-C, L.L.C., a Delaware limited liability company;

CASE NO.: A-13-677739-B DEPT. NO.: XIII MOTION FOR PRELIMINARY INJUNCTION

Plaintiffs,

vs.

DON R. KORNSTEIN, an individual; THOMAS M. BENNINGER, an individual; SCOTT D. HENRY, an individual; MICHAEL RUMBOLZ, an individual; DAVID D. ROSS, an individual;	Date of Hearing: Time of Hearing:

Defendants.

-and-

AFFINITY GAMING, a Nevada limited liability company,

Nominal Party.

LIONEL SAWYER & COLLINS ATTORNEYS AT LAW 300 SOUTH FOURTH ST. SUITE 1700 LAS VEGAS, NEVADA 89101 (702) 383-8888

Pursuant to NRCP 65 and NRS 33.010, Plaintiffs Z Capital Partners, L.L.C.; Z Capital Special Situations Fund Holdings I, L.L.C.; Z Capital Special Situations Fund Holdings II, L.L.C.; Z Capital HG, LLC; Z Capital HG, L.L.C.; and Z Capital HG-C, L.L.C. (collectively “Z Capital” or “Plaintiffs”), move for a preliminary injunction against the Defendant Directors of Nominal Defendant Affinity Gaming, a Nevada Corporation (“Affinity Gaming,” together with its predecessors, “Affinity” and the “Company”), who are Defendants Don R. Kornstein (“Kornstein”), Thomas M. Benninger (“Benninger”), Scott D. Henry (“Henry”), Michael Rumbolz (“Rumbolz”) and David D. Ross (“Ross”) (collectively the “Directors” or “Director Defendants”) and against the Nominal Defendant, to restore the contractually-guaranteed and Bankruptcy Court-approved economic and governance rights and priorities of Defendant Affinity Gaming’s equity owners — rights that were wrongfully abrogated by Affinity and its unelected Director Defendants at the end of 2012.  Specifically, Plaintiffs seek the Court’s order:

1.             Enjoining the recognition and enforcement of the following:

(a)           the Articles of Incorporation of Affinity Gaming filed with the Nevada Secretary of State on or about December 20, 2012, unless and until restated and reformed:(1)

(b)           the By-Laws of Affinity Gaming adopted on or about December 20, 2012, as amended on March 28, 2013, unless and until restated and reformed;(2)

(c)           the Affinity Gaming Certificate of Designation of Series A Preferred Stock and Rights Agreement dated as of December 21, 2012;(3) and

(d)           the Affinity Gaming Rights Agreement dated as of December 21, 2012, as

(1)  Verified Complaint, Exhibit 10.

(2)  Verified Complaint, Exhibit 11; and Exhibit 15 to the attached Declaration of Charles H. McCrea (“McCrea Decl.”).

(3)   Verified Complaint, Exhibit 12.

Amended as of March 11, 2013 ;(4) and

2.             Enjoining Defendants from taking any actions inconsistent with, or refusing to take any actions required by, the December 31, 2010, Operating Agreement of Affinity Gaming, LLC (Affinity Gaming’s direct predecessor, formerly known as Herbst Gaming, LLC) as approved by the U.S. Bankruptcy Court for the District of Nevada (the “Bankruptcy Court”) in In re Zante, Inc., Case No. 09-50746-GWZ, and the creditors involved in that proceeding, including certain of the Plaintiffs.(5)

3.             Compelling Defendants to restate and reform the Articles and Bylaws to conform to the terms of the Operating Agreement, as required by that Agreement as a condition to corporate conversion.

4.             Compelling Defendants to provide a shareholders list as requested by Plaintiffs on March 27, 2013 and again on April 5, 2013.

This Motion is necessitated by wrongful acts of the Defendants as described further below and is based on the Plaintiffs’ Verified Complaint filed March 5, 2013; the following Memorandum of Points and Authorities; all other exhibits hereto; all papers on file herein, and on such evidence and oral argument as may be presented at the hearing on this motion.

LIONEL SAWYER & COLLINS

Charles H. McCrea, Jr. (SBN 104)
Lynda S. Mabry (SBN 106)
Steven C. Anderson (SBN 11901)

Attorneys for Plaintiffs

(4)   Verified Complaint, Exhibit 12; McCrea Decl., Exhibit 16.

(5)   Verified Complaint, Exhibit 1.

NOTICE OF MOTION

TO:         All Interested Parties

Please take notice that the foregoing Motion for Preliminary Injunction will be heard before the above-captioned Court on the        day of                                 , 2013, at          o’clock,     .m., or as soon thereafter as counsel may be heard.

LIONEL SAWYER & COLLINS

Charles H. McCrea, Jr. (SBN 104)
Lynda S. Mabry (SBN 106)
Steven C. Anderson (SBN 11901)
1700 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101

Attorneys for Plaintiffs

TABLE OF CONTENTS

Motion				i

Notice of Motion				iv

Table of Cases and Authorities				vii

Memorandum of Points and Authorities				1

I.	Introduction			1

II.	The Facts Requiring Injunctive Relief			9

	A.	The Parties		9

	B.	The Bankruptcy Court-Approved December 31, 2010, Affinity Gaming, LLC Operating Agreement		10

	C.	Defendants’ Disregard of the Operating Agreement’s Essential Terms		10

	D.	In the Fall of 2012, Z Capital Informed Defendants of Its Intent to Acquire a Greater Interest in Affinity Gaming, LLC; Its Intent to Seek Representation on the Board of Directors; and Its Concern with the Current Board		11

	E.	In the Fall of 2012, Z Capital Also Made Filings with the SEC Clearly Demonstrating Its Intent to Purchas Additional Units in Affinity Gaming LLC		12

	F.	The Defendants Swept Away Equity Holders’ Rights in Breach of Section 7.15 of the Operating Agreement		13

	G.	While the Affinity Gaming, LLC Operating Agreement Contemplated the Possibility of Its Conversion to a Corporation, It Specifically Required the Preservation of the Members’ Previously-Existing Economic, Governance, Priority and Other Interests in Any Resulting Corporation		14

	H.	The December 2012 Affinity Gaming Articles, Bylaws and Rights Agreement Substantially Diminish Z Capital’s Economic, Governance, Priority and Other Interests in Affinity Gaming, all Contrary to the Operating Agreement and Applicable Provisions of the Nevada Revised Statutes		16

		1.	In Violation of the Operating Agreement and Nevada Law, the 2012 Articles, Bylaws, and Rights Agreement Created Preferred Stock and Issued Securities (the Rights) Exercisable for Greater than 20% of the Outstanding Common Shares, all Specifically Designed with the Purpose and Effect of Disproportionately Adversely Affecting Certain Shareholders, including Plaintiffs, But Without Their Consent	17

v

		2.	Amendments to Bylaws Are Now Subject to Control by the Board of Directors While Under the Operating Agreement Amendments Were Controlled by the Members	20

		3.	The Board of Directors Now Has Sole Discretion to Determine Shareholder Suitability for Ownership	21

		4.	Affinity Gaming’s Articles Attempt to Release the Directors of Their Fiduciary Duties Prohibiting Competition and Usurpation of Corporate Opportunities Imposed by the Operating Agreement and Nevada Law	22

	I.	Despite Repeated Efforts, Z Capital Has Been Unable to Resolve Its Dispute with the Defendants		23

III.	The Fundamental Rights of the Equity Holders under the Operating Agreement Must Be Enforced by Injunction			24

	A.	Standards for Grant of a Preliminary Injunction		26

	B.	Absent Preliminary Injunctive Relief, Z Capital Will Suffer Irreparable Harm for Which Compensatory Relief Is Inadequate		27

	C.	Z Capital Is Likely to Succeed on the Merits Regarding the Invalidity of Defendants’ Actions		28

		1.	The Portions of the New Articles and Bylaws that Infringe upon Rights Guaranteed by the Operating Agreement Are Void and Unenforceable	29

		2.	The Rights Agreement, or Poison Pill, Is Void and Unenforceable	29

	D.	Injunctive Relief Would Result in No Legitimate Hardship to the Defendants		31

	E.	A Preliminary Injunction Would Serve the Public Interest		32

	F.	A Preliminary Injunction Would Restore the Status Quo		32

IV.	Conclusion			33

Table of Cases and Authorities

Cases:

Benihana of Tokyo, Inc. v. Benihana, Inc.,	29
906 A.2d 114 (Del. 2006)

Boulder Oaks Community Association v. B & J Andrews, LLC,	26
125 Nev. 397, 215 P.3d 27 (2009)

Cullen v. Tarini,	33
15 A.3d 968 (R.I. 2011)

Dixon v. Thatcher,	32
103 Nev. 414, 742 P. 1029 (1987)

Danaher Corp. v. Chicago Pneumatic Tool Co.,	27
1986 WL 7001 (S.D. N.Y. 1986)

EMAK Worldwide, Inc. v. Kurz,	27
50 A.3d 429 (Del. 2012)

ER Holdings, Inc. v. Norton Co.,	27
735 F.Supp. 1094 (D. Mass. 1990)

Finkel v. Cashman Professional, Inc.,	26
128 Nev. Adv. Op. 6, 270 P.3d 1259 (2012)

Galaton v. Johnson,	31
2011 WL 9688271 (E.D. N.C. 2011)

Hilton Hotels Corp. v. ITT Corp.,	27
978 F.Supp. 1342 (D. Nev. 1997)

International Banknote Co. v. Muller,	27
713 F.Supp. 612 (S.D. N.Y. 1989)

Meineke Car Care Centers, Inc. v. Bica,	31
2011 WL 4829420 (W.D. N.C. 2011)

Nevada Classified School Employees Association v. Quaglia,	29
124 Nev. 60, 177 P.3d 509 (2008)

O’Connor v. North Truckee Ditch Co.,	29
17 Nev. 245, 30 P. 882 (1883)

Schram v. Smith,	29
97 F.2d 662 (9th Cir. 1938)

Shoen v. AMERCO,	27. 32
885 F.Supp. 1332 (D. Nev. 1994)

State v. Ostrander,	29
318 P.2d 284 (Or. 1957)

Textile Unlimited, Inc. v. A..BMH & Co.,	32
240 F.3d 781, 786 (9th Cir. 2001)

Treco, Inc. v. Land of Lincoln Savings & Loan,	27
572 F.Supp. 1447 (N.D. Ill. 1983)

University and Community College System of Nevada v. Nevadans for	26
Sound Government, 120 Nev. 712, 100 P.3d 179 (2004)

Statutes:

NRS 33.010	ii, 26

NRS Chapter 78	29

NRS 78.138	22

NRS 78.1955	30

NRS 78.195	30

Rules:

NRCP 65	ii

MEMORANDUM OF POINTS AND AUTHORITIES

I.                                        Introduction

This dispute arises from the misconduct of the Director Defendants of Affinity Gaming, a Nevada corporation, whose predecessor-in-interest, Herbst Gaming (“Herbst”), emerged from Chapter 11 bankruptcy at the end of 2010.  To permit Herbst to emerge from bankruptcy, the holders of its senior debt (including several of the Plaintiffs), agreed to have their Herbst debt converted into equity.  The terms under which Herbst’s debt holders accepted that equity were carefully and extensively negotiated by those creditors (including several of the Plaintiffs) and were embodied in the Operating Agreement of Herbst Gaming, LLC (the “Operating Agreement).”  That agreement was approved by the Bankruptcy Court and nearly 75 creditors effective December 31, 2010.(1) By the Operating Agreement’s terms, the debt holders became parties to that Agreement and Members (or Unitholders) of Herbst Gaming, LLC.(2) On May 20, 2011, Herbst Gaming LLC was renamed Affinity Gaming, LLC, a Nevada limited liability company, and in December 2012, Affinity announced that it was converting from an LLC to a corporation.  (For simplicity we will refer to the company as “Affinity” or the “Company.”)

The Operating Agreement is a long and comprehensive document that defines the Members’ rights and interests in the Company, and contains an array of significant safeguards that induced the debt holders to agree to become the Company’s equity holders.  Among the most significant safeguards were three that are central to this motion for a preliminary injunction.

First, the Operating Agreement provides that in the event Affinity is converted from an LLC to a corporation, each Member is to receive rights that are “substantially equivalent to such economic interest, governance, priority and other rights and privileges as such Member has with

(1)  Verified Complaint, Exhibit 1.

(2)  Id.

respect to its Interests prior to such Corporate Conversion and are consistent with the rights and privileges attendant to such Interests as set forth in this [Operating] Agreement as in effect immediately prior to such Corporate Conversion.”(3)

Second, the Operating Agreement explicitly provides that a number of corporate actions, including any amendments to the Company’s governing documents (initially the Operating Agreement and now the Articles and Bylaws) and the issuance of 20% or more of additional equity in the Company cannot take place without a vote of a Majority-in-Interest and “without the prior consent of each Member [now Shareholder] disproportionately adversely affected thereby.”(4)  This latter, rigorous, individualized protection is in addition to the Agreement’s requirement that without a vote of the Members in general, an amendment can be made only if it does “not adversely affect the right of any Member.”  Id.  These protections placed limitations on the powers that a Board of Directors might otherwise have as a general matter under Nevada law.  In addition, these protections provided that even if a majority of the Company’s owners favored a particular amendment, corporate action, or issuance of additional equity, if that measure disproportionately adversely affected particular Shareholders, that amendment, action or issuance could only proceed with the prior consent of each shareholder suffering that disproportionate adverse effect.  Section 7.15 of the Operating Agreement makes clear that these protections must remain in full force and effect in the event of a conversion to corporate status.

Third, under Section 8.12 of the Operating Agreement, the Company was only allowed to issue “Units,” specifically defined in Section 2.1 as including only “Common Units” or “Profit Units.” Therefore the Company was not allowed to issue any type of preferred class of equity

(3)  Operating Agreement, §7.15, Verified Complaint, Exhibit 1.

(4)  Operating Agreement, §7.6 and §12.1, Verified Complaint, Exhibit 1. Members or Shareholders owning a majority of common units outstanding at a given time constitutes a “Majority-in-Interest” at that time. Id. at §2.1 without the approval of a Majority-in-Interest of the Members through an amendment of the Operating Agreement.  And again, pursuant to Section 12.1 of the Operating Agreement, to the extent that amendment or the newly created preferred disproportionately adversely affects a particular Member (now Shareholder) that Member/Shareholder’s prior consent is expressly required.

In December 2012, when the Defendants announced that Affinity was converting from a Nevada LLC to a Nevada corporation, they avowed that they were acting in strict allegiance to the Operating Agreement’s requirements and making nothing more than “a name change”.  But in truth and in fact, Defendants have breached that Agreement.  They have imposed new Articles and Bylaws that strip away fundamental “economic interest, governance, priority and other rights and privileges” they were contractually and duty-bound to preserve.  Defendants have also used those new, lawless governance documents to create a new and unauthorized class of preferred equity and have adopted a “Rights Agreement” (more aptly described by the colloquial term “Poison Pill”) that creates a new “Right” — exercisable for more than 20% of the currently outstanding common stock — all without a Shareholder vote.  This Poison Pill, by its very design and purpose, “disproportionately adversely affects” interests, rights and priorities of only a limited class of Shareholders, including Plaintiffs, without Plaintiffs’ prior consent as required under the Operating Agreement.  The Pill provides that if Plaintiffs, as owners of more than 15% of the Company’s stock, purchase even a single additional share of Affinity stock that triggers a right on the part of every Shareholder — other than Plaintiffs — to acquire the newly created preferred equity or acquire newly issued common stock at a 50% discount from the market price.  The effect of that would be to dilute Plaintiffs’ economic interest and voting rights by 85%.  The Pill also precludes Plaintiffs from selling their shares as a block since the buyer would see the value of the shares it purchased drop by 85% — something no rational buyer would ever do.  Moreover, the Poison Pill provided that if Plaintiffs were to simply agree to cooperate with any other Shareholder to try to influence or change the Director Defendants’ wrongful control over the Company, Plaintiffs would have their economic interest and voting rights slashed by some 85%.

Plaintiffs engaged in efforts to resolve these injuries and the full range of flaws in the Company’s new Articles and Bylaws, without the need for judicial intervention.  Those efforts proved fruitless, and on March 5, 2013, Plaintiffs commenced this litigation.  On March 12, 2013, Defendants announced a small alteration — they temporarily modified the Poison Pill to permit Shareholders subject to its terms to engage in discussions with other Shareholders about the recently announced and long overdue Annual Meeting.(5) But that modification (whose apparent motivation has just been revealed by the Defendants’ preliminary proxy which disclosed their embrace of the second largest Shareholder’s Board nominees in an arrangement giving those nominees majority control of the Board, while keeping three of the Defendant Directors in place) offered only a brief respite — it terminates as soon as the Company files its definitive proxy — and the modification leaves unchanged the wrongful restriction on Plaintiffs’ right to buy or sell Affinity shares.  On March 28, 2013, the Defendants — apparently conceding that the conversion was flawed — took one other step that partially addresses Plaintiffs’ demand for a restoration of Shareholder rights.  The Company announced that the Defendant Directors had amended the new Bylaws to reinstate the need for Shareholder approval of a limited range of corporate governance actions.(6) But those amendments fell short of fully restoring rights under the Operating Agreement and did nothing to cure the improper issuance of new equity and its use as the underpinning for the wrongful Poison Pill.

(5)  McCrea Decl., Exhibit 17.

(6)  McCrea Decl., Exhibit 15.

The continuing effects of the unchanged provision — the obstacles that Defendants have placed in Plaintiffs’ path to exercise the interests and rights that were supposed to be guaranteed to them in the newly converted Affinity — and the impending Annual Meeting, now scheduled for May 14, 2013, has accelerated the need for redress and created the need for a preliminary injunction, now.

The Annual Meeting will provide a forum for electing a Board of Directors.  That election is crucial.  If the Articles and Bylaws remain unchanged, the Board would have powers that flatly defy the rights of Plaintiffs.  Even without those improper powers, the newly elected Board will still have enormous impact on the direction of the Company.  In either event, Plaintiffs’ right and ability to participate fully and actively in the governance process — on the same terms they could have under the Operating Agreement — is both paramount and contractually guaranteed.  But the Bylaws, and the Poison Pill built on them, violate Plaintiffs’ fundamental rights and impair their ability to help shape the composition of the Company’s Board.

Under the Operating Agreement, all of Affinity’s Shareholders, including Plaintiffs, had the basic right to freely buy and sell the Company’s shares.  That right has important economic and governance implications, as shares held translate into an economic interest in the Company and its future, and into votes.  Similarly, the ability to freely sell shares allows Shareholders to vote with their feet — by selling their shares and walking away.  The Poison Pill destroys Plaintiffs’ right to freely buy and sell shares — and the ability of other Shareholders to sell their shares to Plaintiffs.  In so doing, the Pill unlawfully impairs Plaintiffs’ rights at a critical moment both with respect to the upcoming Board election and to Plaintiffs’ economic interests.

Under the Pill’s terms, if Plaintiffs were to buy a single additional share (and acquire the vote that comes with it), Plaintiffs’ votes would be subject to 85% dilution, immediately reducing their voting rights from 30.509% to roughly 4.5%.(7) Similarly, if Plaintiffs wanted to vote with their feet by selling their holdings to another buyer, there is no rational buyer in the world that would pay for Plaintiffs’ 30.509% of the Company’s stock, only to see those newly purchased holdings drop 85% in value and voting rights as a result of the Pill.

The Pill not only hurts Plaintiffs’ voting rights by impairing the ability to buy and sell, it also places a gag on Plaintiffs’ ability to freely communicate and agree with fellow Shareholders on the election of directors or any matter that would impact control over the Company.  When the Pill was revealed on December 21, 2012, that gag was absolute.  On March 11, 2013, Defendants amended the Pill to provide limited temporary relief from that total prohibition on communications by permitting Plaintiffs and another Shareholder owning more than 15% of Affinity’s stock, to talk with other Shareholders about the upcoming Board election.  But that freedom is limited, and by the amendment’s own terms, the brief respite completely disappears as soon as the Company files its definitive proxy statement — the moment when the right to freely communicate becomes most critical.  Indeed, it appears that the Defendants have already used the obstacles created by the Pill to actively damage Plaintiffs’ rights and to try to pre-ordain the outcome of the election.  In the proxy filed by Affinity on April 4, 2013, Defendants claim that they intend to enlarge the Board and have already “locked up” 50% of the vote for a slate of Directors that would give nominees chosen by the Company’s second largest Shareholder a majority of the Board and retain three of the Defendants as Directors, all while denying Plaintiffs any representation on the Board.(8)

(7)  This is a harm not only to Plaintiffs as buyers but to other Shareholders as sellers.  Affinity stock does not trade on any public exchange, but only through negotiated transactions. Plaintiffs were among the most active purchasers of Affinity stock but in the three months since the Poison Pill was put in place, Plaintiffs have been frozen out of the market and there have been almost no transactions in Affinity stock.

(8)  McCrea Decl., Exhibit 24 at p. 15.

Defendants have not only used the Poison Pill to gag Plaintiffs and obstruct their right to freely discuss the election of Directors with their fellow Shareholders, they have now taken yet another improper step to block the exercise of Plaintiffs’ rights.

The Pill purports to permit Shareholders, including Plaintiffs, to make a public proxy solicitation in support of nominees they propose for election to the Board. (Rights Agreement at § 1.3.2(ii).)  In keeping with that supposed right, on March 14, 2013, Plaintiffs wrote to Affinity to notify the Company of Z Capital’s intention to nominate three directors for election the Board of Directors at the scheduled Annual Meeting.(9) To permit the public solicitation of proxies in support of those nominees, within the narrow constraints imposed by the Poison Pill, Plaintiffs sent a written request to the Company on March 27, 2013, requesting a copy of the Stockholders List and related materials.  Under Section 7.11 of the Operating Agreement and Section 3.9 of the Bylaws, Plaintiffs have a right to inspect a list of their fellow equity owners.

In its March 27, 2013 letter requesting a Stockholders List, Z Capital expressly stated that it was seeking that list for the sole purpose of permitting it to solicit proxies, and for that purpose only, in full conformity with Nevada law.  The March 27th letter requested access to the Stockholder List on or before April 3, 2013.(10)

Rather than grant the requested access on April 3, 2013, the Company waited until that day to write back to Z Capital and demand an affidavit of the type provided for by NRS 78.107(1) and Cenergy Corp. v. Bryson Oil & Gas P.L.C., 662 F. Supp. 1144 (D. Nev. 1987).(11)  Z Capital complied with that demand and on April 5, 2013 sent Affinity an affidavit reaffirming that its purpose in seeking the list was proper and in conformity with Nevada law.(12)  That

(9)  McCrea Decl., Exhibit 19.

(10)  McCrea Decl., Exhibit 20.

(11)  McCrea Decl., Exhibit 21.

(12)  McCrea Decl., Exhibit 22.

affidavit was accompanied by a cover letter further detailing the specific need for the requested information and its proper use in publicly soliciting the proxies purportedly permitted by the Poison Pill.  The April 5, 2013 letter requested access to the Stockholder list by April 9, 2013.

Rather than agreeing to provide the requested access, Defendants have now thrown up another roadblock to obstruct Plaintiffs.  By letter dated April 8, 2013, Affinity has now — without any suggestion that Nevada law so requires — demanded that Z Capital execute a twelve paragraph “Confidentiality Agreement” as a new pre-condition to providing the requested Stockholder List.(13)  Given that Poison Pill effectively bars Plaintiffs from even talking with its fellow Shareholders once the Company files its definitive proxy, this latest delay and obstruction is further proof of the need for an injunction to permit Plaintiffs to exercise the rights they bargained for when they became owners of Affinity in 2010 and that Defendants were duty-bound and contractually obligated to preserve when they professed to convert Affinity from an LLC to a corporation.

The upcoming Annual Meeting and election of Directors have profound implications for Plaintiffs and for the direction of the Company.  In particular, Affinity’s Board has formed a Special Opportunities Committee to consider, and has been exploring the possibility of major corporate transactions, potentially including a sale of the Company.  While under the Operating Agreement, the Board members were free to pursue their other business commitments, they had fiduciary duties to the Company and its Members — under the Articles as currently written, the Directors are absolved of their fiduciary duty not to compete with the Company and can divert corporate opportunities to themselves.  In addition, the management of the Company — whose expertise is essential to its health and success — have employment contracts that will expire within a year from now.  In all of these areas, the Board will make key decisions, including

(13)  McCrea Decl., Exhibit 23.

economic and employment decisions, that will determine the fate of the Company.  As this pivotal election approaches it is critical that Plaintiffs have all of the rights they are entitled to.

Plaintiffs are Affinity’s largest Shareholders, having invested over $72 million for their 30.509%, but the Articles, Bylaws and Poison Pill have deprived them of basic rights vital to protecting their interests at the upcoming Annual Meeting and election.  Plaintiffs seek a preliminary injunction to restore those rights and protect the interests that were the bedrock of their investment in Affinity — rights and interests that were supposed to be preserved in the corporate conversion but have instead been swept away.

II.                                   The Facts Requiring Injunctive Relief

A.                                    The Parties

Defendant Affinity Gaming is a Nevada corporation engaged in the diversified casino gaming business, with casinos in Nevada, Missouri, Colorado, and Iowa.  Affinity Gaming is the purported successor of Affinity Gaming, LLC, a Nevada limited liability company formerly known as Herbst Gaming, LLC.

Director Defendants Kornstein, Benninger, Henry, Rumbolz, and Ross were named in the 2010 Operating Agreement as Affinity Gaming’s “initial” Directors.(14)

Plaintiffs are collectively the owners of 6,171,017.40 common shares of Affinity, representing 30.509% of its issued and outstanding common shares.  By virtue of these holdings Z Capital is Affinity’s largest shareholder.  Plaintiffs have a long-standing investment history with Affinity, first as holders of its bank notes and, since the Company exited bankruptcy in 2010, as equity holders.  Z Capital, its President, Mr. James Zenni, and its CFO, have all undergone extensive, in-depth scrutiny and been approved or licensed by all of the gaming regulators in each of the four states in which Affinity operates — Nevada, Colorado, Iowa, and

(14)  Verified Complaint, Exhibit 1, at §8.3(a).

Missouri.

B.                                    The Bankruptcy Court-Approved December 31, 2010, Affinity Gaming, LLC Operating Agreement

At the core of this dispute is the carefully and exhaustively negotiated relationship between the parties embodied in the Operating Agreement,(15) that was agreed to as a basis for Herbst Gaming emerging from bankruptcy in December 2010.  See In re Zante, Inc., U.S. Bankruptcy Court for the District of Nevada, Case No. 09-50746-GWZ.

U.S. Bankruptcy Court Judge Gregg W. Zive and nearly 75 of the Herbst Gaming creditors, including Plaintiffs, approved the Operating Agreement based on its provision of significant economic and governance rights in the newly formed entity and safeguards and protections for them as newly created equity-holders.

C.                                    Defendants’ Disregard of the Operating Agreement’s Essential Terms

The Operating Agreement identified Defendants Kornstein, Benninger, Ross, Henry and Rumbolz as the Company’s “initial” directors.(16)  The Operating Agreement also called for annual meetings.(17)

Although the Operating Agreement contemplates the election of directors on an annual basis, at no time in the two years following the Operating Agreement’s December 31, 2010, effective date has any annual meeting held by Affinity to elect directors or for any other purpose.  Contrary to the Operating Agreement’s specific terms, the “initial” Directors entrenched themselves in control.

For example, on April 17, 2012, Affinity Gaming, LLC, formally noticed an

(15)  Verified Complaint, Exhibit 1.

(16)  Verified Complaint, Exhibit 1 at §8.3(a) (“The Board of Directors shall initially consist of Thomas Benninger, Scott Henry, Don Kornstein, David Ross and Michael Rumbolz” (emphasis added)).

(17)   Id., at §7.2.

annual meeting to be held on May 11, 2012, for the express purpose of, among other things, “elect[ing] five directors to Affinity’s Board of Directors to serve until the 2013 Annual Meeting of Unitholders.”  See Schedule 14A filed with the SEC.(18)  But, just 13 days later, on April 30, 2012, Affinity Gaming, LLC, issued a press release announcing the indefinite postponement of the annual meeting “to allow Affinity Gaming additional time to consider matters that it may want to present to unitholders at the Annual Meeting.”  See 4/30/12 Press Release.(19)

Cancellation of the 2012 Annual Meeting followed hard on the heels of an exchange between Plaintiffs and the Director Defendants concerning an extraordinary $300,000 payment to Defendant Kornstein that was first disclosed in the proxy statement issued in connection with that announced Meeting.  When Plaintiffs discovered that payment they questioned its propriety and expressed the belief that it should not have been made.  In a letter dated April 23, 2012,(20) Defendants rejected Plaintiffs’ objections and a week later Defendants cancelled the Annual Meeting.(21)

Although the ostensible reason for cancelling the Annual Meeting was to permit the Board to “consider matters it may want to present to unitholders” in fact no meeting was held and no matters were presented to the unitholders for their approval throughout the remainder of 2012.

D.                                    In the Fall of 2012, Z Capital Informed Defendants of Its Intent to Acquire a Greater Interest in Affinity Gaming, LLC and to Seek Representation on the Board of Directors, and Reminded Defendants of Its Concern with the Current Board

Following its questioning of the Board’s extraordinary payment to Defendant Kornstein,

(18)  Verified Complaint, Exhibit 2.

(19)  Verified Complaint, Exhibit 3.

(20)  Verified Complaint, Exhibit 6.

Plaintiffs next written communications came on October 19, 2012, when Z Capital advised the Defendant Directors that, in accordance with the requirements of Missouri law:

[W]e filed the attached petition before the Missouri Gaming Commission for approval of a ‘change in control,’ as defined in 11 CSR 45-10.040(8), in the event of our acquisition of 25% or more of the ownership interest of the Company.  Such change of control may result from our acquisition of additional existing units.  Such change of control may also be triggered through the repurchase of ownership interests by the Company, in the event it exercises its repurchase rights under its lending agreements.  In addition, we filed our petition because we intend to seek representation on the Company’s board to permit us to fulfill our fiduciary duty to our own investors by helping insure that current management has the support, resources and board input necessary to pursue its current strategic plan to maximize the Company’s long term value through organic growth and opportunistic acquisitions.

See October 19, 2012 Letter (Exhibit 99.3 to Schedule 13D filed by Z Cap with the SEC), Verified Complaint, Exhibit 6.

Z Capital’s October 19, 2012, letter also advised the Defendant Directors that Z Capital had attained gaming approval/licensure in three of the four states in which Affinity operates —  Missouri, Iowa and Colorado — and was awaiting approval in Nevada. Id.

In addition, Z Capital’s letter advised that:

As we look to the Company’s long term future, we would also like to address one additional matter that we have previously communicated about.  As the Company has publicly disclosed, certain members of the Board authorized a special investment banking payment to the Chairman [Kornstein] in connection with the recent asset dispositions, apparently for services allegedly rendered in connection with those transactions.  It is our strong view that (as expressed in our previous communications) the payment of such fees to a Company director creates an obvious, material and inappropriate risk of a conflict of interest, is an extremely poor corporate governance practice and should never have been considered, nor be permitted in the future.

Id.

E.                                    In the Fall of 2012, Z Capital Also Made Filings with the SEC Clearly Demonstrating Its Intent to Purchase Additional Units in Affinity Gaming, LLC

(21)  Verified Complaint, Exhibit 3.

On November 26, 2012, Z Capital filed a Schedule 13D (Amendment No. 1) with the SEC advising that it had entered into agreements with fellow Members to purchase additional units in the Company from them.(22)   The Schedule 13D noted that “each of the transactions described above… is subject to appropriate regulatory approval.”  Id.  That gaming authority approval was granted on January 30, 2013.(23)

F.                                     The Defendants Swept Away Equity Holders’ Rights in Breach of Section 7.15 of the Operating Agreement

By the beginning of  December 2012, the Defendant Directors clearly understood that Z Capital, a long-standing and deeply committed Affinity s equity holder (1) intended to increase its equity stake in the Company; (2) intended to seek representation on the Company’s board of directors, and (3) was concerned with what it considered to be “extremely poor corporate governance.”  Knowing all of this, the Defendant Directors moved forward with steps to entrench themselves in control by undertaking to abrogate the chief protections afforded by the Operating Agreement, and to prevent Z Capital from increasing its equity stake, obtaining  representation on the Board of Directors and/or effectively challenging any continuation of the disturbing pattern of apparent self-dealing in which certain of the Director Defendants had already been engaging.   The Defendant Directors thus:

•                                          adopted, without any Member, shareholder, or unitholder approval, documents of conversion for Affinity Gaming, LLC;(24)

•                                          adopted, again without any Member, shareholder, or unitholder approval, Articles of Incorporation and Bylaws for Affinity Gaming;(25) and

(22)  Verified Complaint, Exhibit 7.

(23)  See Verified Complaint, at ¶11

(24)  Verified Complaint, Exhibit 9.

(25)  Verified Complaint, Exhibits 10 and 11.

•                                          filed a so-called “Shareholder Rights Agreement,” more commonly and accurately referred to as a “Poison Pill” designed to entrench them in management and impermissibly dilute Plaintiffs’ ownership interest, but invalid under the Operating Agreement as well as under Nevada statutes governing corporations, as explained further below.(26)

And, if these actions alone were not enough, in the new corporate Articles of Incorporation, the Defendant Directors attempted to relieve themselves of liability as fiduciaries of the Company and its equity holders, purporting to authorize their own self-dealing and usurpation of corporate opportunities.  However, as with the Poison Pill, that action is also impermissible under the Operating Agreement and Nevada statutes, as demonstrated below.

G.                                   The Operating Agreement Contemplated the Possibility of a Corporate Conversion But Specifically Required the Preservation of Members’ Previously-Existing Rights and Interests

While the Operating Agreement contemplated the possibility of a conversion of the LLC into a corporation, it specifically required that any such conversion preserve the economic, governance, priority, and other interests of the LLC Members prior to the conversion.  Thus, at §7.15, the Affinity Gaming, LLC, Operating Agreement provides:

Reorganization as a Corporation.  At the election of a Majority-in-Interest of Members or the Board of Directors, the Company shall take any and all action reasonably necessary to cause the Company to be reorganized as a corporation or taxed as a corporation (the “Corporate Conversion”), which action may include (i) amendments to the organizational documents of the Company that provide for a conversion of the Company to a corporation in accordance with Nevada Law, (ii) electing to be treated as a corporation for tax purposes, (iii) a merger or consolidation of the Company with or into a corporation or (iv) a transfer of all or substantially all of the assets of the Company to a corporate successor.  In connection with a Corporate Conversion described in clause (i), (iii) or (iv) of the definition of Corporate Conversion, each of the Members shall receive shares (or other equity securities which, in the case of Profit Units, shall be stock, or equity securities that (subject to the satisfaction of any applicable vesting requirements) are convertible into or exercisable or exchangeable for stock) and other rights in connection with such Corporate Conversion

(26)  Verified Complaint, Exhibit 12.

(disregarding the tax treatment of such conversion or redemption, if applicable) substantially equivalent to such economic interest, governance, priority and other rights and privileges as such Member has with respect to its Interest prior to such Corporate Conversion and are consistent with the rights and privileges attendant to such Interests as set forth in this Agreement as in effect immediately prior to such Corporate Conversion.  To ensure that such rights and privileges are afforded to such Members in the organizational and other documents of the resulting corporation, Members shall, at the request of the Company, enter into a stockholder or similar agreement with such terms as are necessary and appropriate to reflect, with respect to the shares or other equity interests, if any, issued in connection with a Corporate Conversion, such rights and obligations as are provided for herein with respect to the Interests.  [Emphasis added.]

Verified Complaint, Exhibit 1, at pp. 22-23.

This requirement — which Defendants have violated — is consistent with another fundamental protection that the Operating Agreement specifically guaranteed to the owners — including Plaintiffs — who negotiated its creation.

Amendments.  Amendments to this Agreement which do not adversely affect the right of any Member in any material respect may be made by the Board of Directors without the consent of any Member if those amendments are: (i) of an inconsequential nature…; (ii)  for the purpose of issuing additional units of membership or admitting Substituted Members or Additional Members as permitted by this Agreement; (iii) necessary to maintain the Company’s status as a partnership…; (iv) necessary to preserve the validity of any and all allocations of income, gain, loss or deduction…; (v) contemplated by this Agreement; (vi) for the purpose of admitting Profit Members as permitted by this Agreement; (vii) necessary to comply with applicable Gaming laws; or (viii) necessary or appropriate in connection with a Corporate Conversion. Amendments to this Agreement other than those described in the foregoing sentence may be made only if approved by a Majority-in-Interest of the members; provided, however, that, unless otherwise specifically contemplated by this Agreement, no amendment to this Agreement, shall without the prior consent of each Member disproportionately adversely affected thereby, disproportionately increase the liability of any Member, disproportionately decrease any Member’s interest in Net Income or items of income or gain and distributions or disproportionately increase any Member’s interest in Net Loss or items of deduction or loss….

Id., at p. 38.

The Defendants completely ignored these fundamental  protections, whose preservation was an absolute pre-condition of Affinity’s corporate conversion.

H.                                   The December 2012 Affinity Gaming Articles, Bylaws and Rights Agreement Substantially Diminish Z Capital’s Economic, Governance, Priority and Other Interests in Affinity Gaming, all Contrary to the Operating Agreement and Applicable Provisions of the Nevada Revised Statutes

The Articles and Bylaws adopted by the Defendant Directors on December 20, 2012, and the Rights Agreement adopted on December 21, 2012, contain many provisions that substantially impaired the economic interests, governance, priority and other rights and privileges that Z Capital had under the Operating Agreement.  Following the commencement of this litigation, Defendants retreated slightly from certain aspects of these improper new measures — but critically, the provisions that disproportionately adversely affect Plaintiffs and therefore would require approval that has never been given — remain fundamentally unchanged.

On March 11, 2013 Defendants modified the Rights Agreement by providing for a brief interim period the gag placed on Plaintiffs (and one other Shareholder) as owners of more than 15% of Affinity stock, from communicating with other shareholders about the composition of the Company’s Board was lifted, but will return in full force and effect as soon as the Company files its definitive proxy for the May 14 Annual Meeting.  But all other aspects of the improper Poison Pill (and all of the damage it has already inflicted) remain unchanged.

Then on March 28, 2013, Defendants amended the new Bylaws, in an apparent acknowledgement that they were flawed, as this lawsuit asserts, and restored some of the rights that were wrongfully taken away.  But again, while Defendants partially reversed themselves on a handful of provisions that broadly denied Shareholders’ rights, with respect to the provisions that disproportionately adversely impact Plaintiffs, the Bylaws remain unchanged and continue to violate the dictate of Section 7.15 of the Operating Agreement.

The provisions that disproportionately adversely affect  Plaintiffs’ rights (and violate the express terms of the Operating Agreement and applicable Nevada law) that are of greatest significance right now relate to the issuance of new equity and its use in the Poison Pill that severely impairs Plaintiffs’ economic and governance rights.  In particular:

1.                                      In Violation of the Operating Agreement and Nevada Law, the 2012 Articles, Bylaws, and Rights Agreement Created Preferred Stock and Issued Securities (the Rights) Exercisable for Greater than 20% of the Outstanding Common Shares, all Specifically Designed with the Purpose and Effect of Disproportionately Adversely Affecting Certain Shareholders, including Plaintiffs, But Without Their Consent.

The Operating Agreement had only one class of equity interests or units, defined in §2.1 as Common Units and Profit Units representing all the interests in the LLC.(27)  Under Section 8.12, the Company was only permitted to issue these specific types of Units.  The creation of preferred Units would have required the amendment of the Operating Agreement with an approval of the Majority-in-Interest of the Members.  In addition, under §7.6 (“Voting”) of the Operating Agreement, certain actions required a  Majority-in-Interest(28) vote of Members:

In addition to matters that require the approval of the Members pursuant to terms of this Agreement, the following actions by the Company shall require the prior approval of a Majority-in-Interest of Members:

* * *

(c)                                  Issuance of Units, or securities convertible into or exercisable for Units… equal to or in excess of 20% of the outstanding units;

Thus, the creation of “Rights” exercisable for new Common Stock equal to or exceeding 20% of the outstanding units, explicitly required approval from a Majority-in-Interest of the Members/Shareholders.  Moreover, to the extent that the new Units or Rights were not going to preserve parity between equity holders, and were going to adversely impact any Member, that Member’s prior consent was an absolute precondition to issuance of those Units.(29)

Ignoring the obligation to preserve these rights in a conversion of Affinity from LLC to

(27)  Verified Complaint, Exhibit 1, §2.1.

(28)  Section 2.1 of the Operating Agreement defined “Majority-in-Interest of the Members” as “at any time, Members who hold a majority of the outstanding Common Units at such time.”  Verified Complaint, Exhibit 1.

(29)   Id., §12.1.

corporation, Defendants adopted §11.3 of the December 20, 2012, Affinity Gaming Articles of Incorporation which allows the Board of Directors (without shareholder vote) — and, most importantly for purposes of this motion, without any approval or consent from disproportionately adversely impacted Shareholders like Plaintiffs to: 1) authorize preferred stock with special rights and priorities that rank ahead of the common shares received in the Corporate Conversion in place of Units in the LLC(30); 2) issue Rights exercisable for more than 20% of the outstanding common shares; and 3) adopt the Rights Agreement whose intended design and purpose is to disproportionately adversely treat certain shareholders, including Plaintiffs.

Wasting no time, on December 21, 2012, Affinity Gaming filed with the SEC a Rights Agreement and a Certificate of Designation of Series A Preferred Stock predicated on the improperly created new equity.  The Defendants used that improper new equity to declare a dividend of one thousandth of a Preferred Share (a “Right”) for each outstanding Common Share of the Company’s common stock.(31) According to the Certificate of Designation, once the rights become exercisable, each Right will entitle almost every other holder of the Common Shares — other than Plaintiffs — to  buy one thousandth of a share of the new Series A Preferred Stock (each a “Preferred Share”) at an exercise price of $45.00, or in the alternative, to acquire additional newly issued Common Shares at an effective 50% discount from the market price.  While all but one other Shareholder have this right, Plaintiffs, as owners of more than 15% of the Company’s stock are explicitly excluded from exercising this “Right”.  Indeed, if Plaintiffs buy so much as a single additional share, or discuss the composition of the Board after the Company files its definitive proxy, it triggers the “Right” in every other Shareholder’s hands and slashes Z Capital’s economic interests and voting rights by roughly 85%.

(30)  Verified Complaint Exhibit 10, at pp. 8-9.

(31)  Verified Complaint Exhibit 12.

The Poison Pill has significantly impaired Plaintiffs’ rights with respect to electing new directors, and if its application is not enjoined, will do even more damage.  Under the Operating Agreement, Plaintiffs could purchase additional shares from any Shareholder willing to sell, and would have been in a position to vote those shares.  Now, if Plaintiffs buy one additional share, their holdings and vote are subject to reduction by 85% under the terms of the Poison Pill.  And lest there be any doubt that this is a “disproportional adverse impact,” that dilution applies only to Plaintiffs (and one other Shareholder, who has now made a deal with Defendants) as owners of more than 15% of Affinity’s stock.  Every other Shareholder can freely trade their stock and acquire up to 15% without suffering any adverse impact under the Pill.

The Pill also adversely impacts Plaintiffs — in a way not shared by any but one other Shareholder — with respect to the exercise of the right to freely communicate and reach agreements with other Shareholders about the Company’s Board and upcoming director election.  Under the Operating Agreement, Plaintiffs also had the full unfettered right to talk with their fellow owners about who should be elected as directors.  Resting on the new Charter, the Poison Pill effectively obliterated that right by making any agreement between Z Capital and any other shareholder, on who should be elected, a trigger of the Pill’s issuance of new shares, massively diluting Z Capital’s holdings and all but wiping out its vote. Following public disclosure by another shareholder, and just four days before director nominations were due, the Poison Pill was amended slightly to provide that discussions about the board election would not trigger the Pill.(32)  But even that change does not end the Director Defendants’ stranglehold because the removal of the gag on communications is only temporary and ends as soon as they and Affinity choose to file their definitive proxy.  Thus at the very moment when it becomes clear who the candidates are for director, Z Capital will once again find itself gagged and unable to talk with other

(32)  McCrea Decl., Exhibit 16.

Shareholders about which directors to elect on pain of seeing Z Capital’s votes slashed by 85%, from 30.509% to a fractional 4.5%.

Under the terms of the Operating Agreement, creation of the new preferred shares, issuance of the Rights, and the adoption of the Rights Agreement all require approval from a Majority-in-Interest of the Members and the specific, prior consent of Plaintiffs.  No such approvals or consent were ever sought or obtained.  Without the necessary approval from a Majority-in-Interest of the Members of the LLC, and the approval of any Member, including Z Capital, disproportionately adversely affected by that change, the Preferred Shares and the Rights Agreement were not duly authorized.  The Board’s failure to obtain approval from the Majority-in-Interest of the Members of the LLC and from Z Capital means that the adoption of the 2012 conversion documents was not in accord with the provisions of the 2010 Operating Agreement. Because the Rights Agreement is premised on a series of actions taken by the Board based on provisions of the Articles and Bylaws that are invalid because they are inconsistent with the Operating Agreement, the entire Rights Agreement is a nullity and should be enjoined.

2.                                  Amendments to Bylaws Are Now Subject to Control by the Board of Directors While Under the Operating Agreement Amendments Were Controlled by the Members

Prior to the Corporate Conversion, the relationship between the Directors and the Company’s Members was governed by the Operating Agreement.  Following the Corporate Conversion, the relationship is to be governed largely by the Bylaws.  Under §12.1 of the Operating Agreement, even if an amendment did not adversely affect the right of any Member in any material respect, it still required the approval of a Majority-in-Interest of Members unless they were (1) inconsequential (2) for purpose of issuing additional units amounting to less that 20% of the outstanding units (3) necessary to maintain status as a partnership (4) necessary for tax purposes (5) contemplated by the Operating Agreement (6) for purposes of admitting Profit

Members (7) necessary to comply with gaming law or (8) necessary or appropriate in connection with a Corporate Conversion.(33)

By contrast, the Defendant Directors now have purported to grant to themselves the complete power to alter, amend or repeal the provisions governing the director/shareholder relationship, and to do so without any regard to the material adverse impact the change may have on any shareholder.  Article VII of the new Bylaws states in part: “these Bylaws may be altered, amended or repealed or new bylaws may be adopted by a vote of the majority of the Board of Directors.”(34)

3.                                  The Board of Directors Now Has Sole Discretion to Determine Shareholder Suitability for Ownership

Under §13.10(a) the Operating Agreement, suitability for ownership of equity in Affinity was determined solely by a governmental “Gaming Authority.”

Verified Complaint Exhibit 1, at p. 42.

Section 2.1 the Operating Agreement defines “Gaming Authority” as the state gaming regulators in the states in which Affinity operates casinos.  gaming or the ownership or management thereof within any jurisdiction.

Id., at p. 4.  And, as noted above, all four of those Gaming Authorities have found Plaintiffs suitable.

In stark contrast, Defendants have now abrogated that power to themselves.  Under §10.1(l)(l) of the new Articles, an “Unsuitable Person” now includes anyone found to be unsuitable in the sole discretion of the Board of Directors.  If the Board determines that a Shareholder is “Unsuitable,” § 10.2 gives Defendants the purported power to “redeem” those shares at a price determined by the Board.  Thus, even though Z Capital has been “licensed, qualified and found suitable by all Gaming Authorities having jurisdiction over the Company”

(33)  Operating Agreement, Verified Complaint Exhibit 1, at p. 38.

(34)  Verified Complaint, Exhibit 11, at p. 14.

the Director Defendants now claim the power to declare Z Capital unsuitable and demand that it sell its shares in the Company back to Affinity at a price Defendants dictate.

4.                                  Affinity Gaming’s Articles Attempt to Release the Directors of Their Fiduciary Duties Prohibiting Competition and Usurpation of Corporate Opportunities Imposed by the Operating Agreement and Nevada Law

At §8.11, the Operating Agreement defines the duty owed by the Directors of Affinity Gaming LLC to its Members, stating:

Standard of Care.  Notwithstanding anything to the contrary herein, the members of the Board of Directors shall owe the same fiduciary duties to the Members that a director of a Nevada corporation owes to the shareholders of such corporation.  [Emphasis added.]

Verified Complaint Exhibit 1, at p. 30.

NRS 78.138(7) (governing Nevada corporations) supplies meaning to §8.11 of the Operating Agreement by mandating as to corporate officers’ and directors’ liability as follows:

NRS 78.138.  Directors and officers: Exercise of powers; performance of duties; presumptions and considerations; liability to corporation and stockholders.

* * *

7.                                      [U]nless the articles of incorporation or an amendment thereto… provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that:

(a)                                 The director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and

(b)                                 The breach of those duties involved intentional misconduct, fraud or knowing violation of law.  [Emphasis added.]

Sections 12.1 and 12.2 of the new Articles attempt to relieve Directors of fiduciary obligations, stating that a Director does not have a duty to refrain from competing with the Company, nor will a Director be liable to the Company or its shareholders for breach of fiduciary duty solely by reason of such competing activities or for not communicating to the Company corporate opportunities which are not presented to the Director “in writing solely in his or her capacity as a director … of the Company.”

In view of the recent actions by the Defendant Directors as set forth in Plaintiffs’ Verified Complaint, it is understandable that as part of their scheme to entrench their control over the Company, the Defendant Directors would want to release themselves from any liability that might arise from their self-dealing in violation of their fiduciary duties.  However, this is completely inconsistent with their Bankruptcy Court-endorsed duties under the Operating Agreement.

Moreover, such a disclaimer of fiduciary responsibility is not allowed under Nevada corporate law.  There is no provision in Nevada lawpermitting Articles of Incorporation to renounce fiduciary duties owed by directors to the stockholders.  The renunciation of a fiduciary duty is a material inconsistency in corporate governance and against Nevada public policy.  Moreover, this purported disclaimer is contrary to the Operating Agreement as noted above.  Indeed, while Nevada law may provide more flexibility in the LLC context (where, for example, such restrictions on a single owner LLC would be pointless), than in the corporate context for fiduciary duties to be limited (see NRS 86.286(7)), the Operating Agreement here deliberately rejected that flexibility and instead holds the directors to the corporate standard.

I.                                        Despite Repeated Efforts, Z Capital Has Been Unable to Resolve Its Dispute with the Director Defendants

On February 5, 2013, Z Capital filed an amended Schedule 13D (Amendment No. 2) with the SEC reporting the Nevada Gaming Commission’s approval of Z Capital as suitable, that the Missouri Gaming Commission approved Z Capital’s acquisition of greater than 25% of the outstanding capital stock of Affinity and that Z Capital had closed purchases bringing its holdings to 30.50% of Affinity’s outstanding common shares.(35)  That 13D/A expressly reserved Z Capital’s legal rights to challenge the terms of the purported Corporate Conversion and related

(35)  See Schedule 13D/A, Verified Complaint Exhibit 13.

actions including adoption of the Rights Agreement.

Although Z Capital vigorously objected to the Director Defendants’ improper actions, and reflected that disagreement in filings with the SEC, Z Capital sought to resolve those issues and was even prepared to explore the possibility of a transaction, with the Company’s approval, that would eliminate the need for judicial intervention.  On February 10, 2013, following discussions with Affinity, Z Capital delivered a letter to the Affinity Board (the “Proposal Letter”), submitting a non-binding proposal to acquire all of the outstanding common shares of Affinity not already owned by Z Capital for $14.00 per common share, subject to negotiation and execution of definitive documentation with Affinity and certain other conditions as set forth in the Proposal Letter.  On February 11, 2013, Z Capital filed an amended Schedule 13D (Amendment No. 3) with the SEC duly reporting the delivery of the Proposal Letter.(36)  Schedule 13D/A again expressly reserved Z Capital’s legal rights to challenge the terms of the purported Corporate Conversion and related actions including adoption of the Rights Agreement.

Unfortunately, the parties were not able to reach a resolution, leaving Z Capital no choice but to commence this action for injunctive and other relief.(37)

III.                              The Fundamental Rights of the Equity Holders under the Operating Agreement Must Be Enforced by Injunction

The explicit safeguards of §7.15 of the Operating Agreement were not legal boilerplate or casually adopted.  Instead, they were essential elements of the bargain which allowed the Company to exit bankruptcy and avoid its stigma and further supervision by the Bankruptcy Court.  Needless to say, there is no way that creditors (including Plaintiffs) who received equity interests in the LLC in exchange for debt interests in the bankrupt entities would have permitted

(36)  See Schedule 13D/A, incorporating the Proposal Letter. Verified Complaint, Exhibit 14.

(37)  On February 28, 2012, Z Capital delivered a letter to the Director Defendants confirming the expiration of the Proposal Letter.  McCrea, Decl., Exhibit 18.

a caretaker board of directors, or any other group of unelected decision makers, to deprive them of the legal rights that they bargained for in the Operating Agreement.

Plaintiffs had a reasonable and justified expectation under the Operating Agreement that the Director Defendants would give their complete and sincere loyalty to Affinity Gaming, LLC, and its Members and would not engage in self-dealing or take actions that would materially impair the economic interest and governance rights of Z Capital under the Operating Agreement.  Contrary to Z Capital’s reasonable and justified expectations, in breach of contractual, implied duties of good faith and fair dealing, and fiduciary obligations, the Director Defendants breached contractual obligations and refused to give their complete and sincere loyalty to Affinity Gaming, LLC, and its Members.  Instead, the Director Defendants engaged in impermissible entrenchment that has materially impaired the economic interest, governance rights, and other interests of Plaintiffs under the Operating Agreement.

The need for immediate injunctive relief is demonstrated by the fact that for over two years the 2010 “initial” Directors did not hold a single annual meeting and undertook by the December 2012 conversion documents to entrench themselves in management, free of fiduciary responsibilities.  The 2012 documents —the Articles of Conversion of Affinity Gaming, LLC,(38) the Articles of Incorporation, Bylaws, and Rights Agreement of Affinity Gaming(39) — must all be declared unenforceable and of no effect and the governance of the Company restored to the Operating Agreement.(40)  This need is particularly acute now given the announcement that an annual meeting will be held on May 14, 2013, at a time when the Poison Pill makes it effectively impossible for Z Capital to purchase additional shares or even talk to its fellow shareholders about Board elections after the Company files its definitive proxy statement, without forfeiting

(38)  Verified Complaint, Exhibit 9.

(39)  Verified Complaint, Exhibits 10, 11, and 12.

85% of the shares’ value and voting rights it has already spent over $72 million to acquire.

A.                                    Standards for Grant of a Preliminary Injunction

In Nevada, “[a] preliminary injunction is available when the moving party can demonstrate that the nonmoving party’s conduct, if allowed to continue, will cause irreparable harm for which compensatory relief is inadequate and that the moving party has a reasonable likelihood of success on the merits.”(41)  Finkel v. Cashman Professional, Inc., 128 Nev. Adv. Op. 6, 270 P.3d 1259, 1262 (2012), citing Boulder Oaks Community Association v. B & J Andrews, LLC, 125 Nev. 397, 403, 215 P.3d 27, 31 (2009).  “[C]ourts also weigh the potential hardships to the relative parties and others, and the public interest.”  University and Community College System of Nevada v. Nevadans for Sound Government, 120 Nev. 712, 721, 100 P.3d 179, 187 (2004).  The decision to grant a preliminary injunction lies within the District Court’s discretion.  Boulder Oaks, 125 Nev. at 403, 215 P.3d at 31.

A preliminary injunction should issue in this case because there is no doubt that the Defendants have used and are using the December 2012 Affinity Gaming Articles, Bylaws, and Rights Agreement to deprive Z Capital of the rights, interests and protections ensured by the Bankruptcy Court-approved Operating Agreement.

(40)  Verified Complaint, Exhibit 1.

(41)  NRS 33.010 provides that an injunction may be granted:

1.                                      When it shall appear… that the plaintiff is entitled to the relief demanded, and such relief or any part thereof consists in restraining the commission or continuance of the act complained of, either for a limited period or perpetually.

2.                                      When it shall appear… that the commission or continuance of some act, during the litigation, would produce great or irreparable injury to the plaintiff.

3.                                      When it shall appear, during the litigation, that the defendant is doing or threatens, or is about to do, or is procuring or suffering to be done, some act in violation of the plaintiff’s rights respecting the subject of the action, and tending to render the judgment ineffectual.

B.                                    Absent Preliminary Injunctive Relief, Z Capital Will Suffer Irreparable Harm for Which Compensatory Relief Is Inadequate

If the Defendant Directors are allowed to proceed with the governance of Affinity Gaming under the 2012 governance documents without recognizing Z Capital’s rights and the safeguards ensured by the Operating Agreement, monetary damages could not possibly adequately compensate Z Capital for its inability to act freely in buying additional shares or reaching a mutual agreement with fellow Shareholders about the composition of the Board once the Company’s definitive proxy is filed.  Nor would monetary damages adequately address the  inability to enforce the Director Defendants’ fiduciary obligations to avoid self-dealing and usurpation of corporate opportunities.  See, e.g., EMAK Worldwide, Inc. v. Kurz, 50 A.3d 429, 433 (Del. 2012), explaining:

Shareholder voting rights are sacrosanct.  The fundamental governance right possessed by shareholders is the ability to vote for the directors the shareholder wants to oversee the firm.  Without that right, a shareholder would more closely resemble a creditor than an owner.  Shareholders have limited opportunities to exercise their right to vote.

There can be no dispute that the “denial or frustration” of a stockholder’s ability to vote its shares constitutes an irreparable injury.  Shoen v. AMERCO, 885 F.Supp. 1332, 1352 (D. Nev. 1994) (applying Nevada law to a Nevada corporation), vacated pursuant to settlement, No. CV-N-94-475-ECR, 1995 WL 936692 (D. Nev. Feb. 10, 1995); see also ER Holdings, Inc. v. Norton Co., 735 F.Supp. 1094, 1101-02 (D. Mass. 1990); Danaher Corp. v. Chicago Pneumatic Tool Co., 1986 WL 7001, *14 (S.D.N.Y. 1986); Treco, Inc. v. Land of Lincoln Savings & Loan, 572 F.Supp. 1447, 1450 (N.D. Ill. 1983), aff’d, 749 F.2d 374 (7th Cir. 1984).  “Courts have consistently found that corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares[.]”  International Banknote Co. v. Muller, 713 F.Supp. 612, 623 (S.D.N.Y. 1989).  See also Hilton Hotels Corp. v. ITT Corp., 978 F.Supp. 1342, 1351 (D. Nev. 1997), quoting Shoen, 885 F.Supp. at 1340, and explaining further:

Shareholders do not exercise day-to-day business judgments regarding the operation of a corporation — those are matters left to the reasonable discretion of directors, officers and the corporation’s management team.  Corporate boards have great latitude in exercising their business judgments as they should.  As a result, shareholders generally have only two protections against perceived inadequate business performance.  They may sell their stock or vote to replace incumbent board members.  For this reason, interference with the shareholder franchise is especially serious.  It is not to be left to the board’s business judgment, precisely because it undercuts a primary justification for allowing directors to rely on their business judgment in almost every other context.  Indeed, as the court in Shoen noted, ‘one of the justifications for the business judgment rule’s insulation of directors from liability for almost all of their decisions is that unhappy shareholders can always vote the directors out of office.’

Standing alone, Z Capital’s disenfranchisement through the effects of the Poison Pill constitutes more than sufficient irreparable harm to merit entry of a preliminary injunction in this case.

The harms that would be suffered by Z Capital if it is unable to effectively exercise its voting rights are quintessential examples of the kinds of harm that a preliminary injunction is designed, and properly employed, to prevent.

Similarly, Plaintiffs are faced with irreparable injury which cannot be adequately compensated for in later proceedings if enforcement of the Poison Pill is not enjoined.  Because of the risk of catastrophic dilution of the value of their shares if the Director Defendants contend the Pill has been triggered, Plaintiffs’ ability to enter into market transactions with other willing buyers or sellers of the Company’s equity has been completely chilled.

C.                                    Z Capital Is Likely to Succeed on the Merits Regarding the Invalidity of Affinity’s Actions

Z Capital is likely to succeed on the merits of its arguments regarding the legal invalidity of the Affinity Gaming Articles, Bylaws, and Rights Agreement.  This is because the express provisions of the Affinity Gaming, LLC, Operating Agreement, executed by the creditors-turned-Members and endorsed by the Bankruptcy Court as part of the Herbst debtors’ reorganization are enforceable as contract rights.(42)

1.                                      The Portions of the New Articles and Bylaws that Infringe upon Rights Preserved by the Operating Agreement Are Void and Unenforceable

An LLC’s operating agreement is the equivalent of corporate articles and constitutes a contract.  See O’Connor v. North Truckee Ditch Co., 17 Nev. 245, 30 P. 882 (1883) (holding that the certificate of incorporation forms an agreement between the stockholders and the corporation); Schram v. Smith, 97 F.2d 662, 664 (9th Cir. 1938) (contract principles applied to articles of incorporation); Benihana of Tokyo, Inc. v. Benihana, Inc., 906 A.2d 114, 120 (Del. 2006) (“It is settled law that certificates of incorporation are contracts, subject to the general rules of contract and statutory construction”).

If the agreement between the equity holders and the company is breached, any new purported governing documents adopted as a result of the breach are void and unenforceable.  See Nevada Classified School Employees Association v. Quaglia, 124 Nev. 60, 64 n. 6 177 P.3d 509, 511-12 n. 6 (2008), citing State v. Ostrander, 318 P.2d 284, 290 (Or. 1957) (holding that a bylaw is “illegal and void” if  it is changed in a manner inconsistent with the contract between the corporation and its members.  In Nevada Classified Employees, the Nevada Supreme Court invalidated a bylaw changing the voting mechanism of the corporation:

We conclude that the bylaw setting forth the seven-delegate cap directly conflicts with the articles of incorporation’s requirement that each member… have equal voting power and, therefore, that is invalid.  Accordingly, because it was voted on in violation of the equal vote article, the amendment to section 3 is likewise invalid….

Id., 124 Nev. at 64-65, 177 P.3d at 512.

(42)  In addition, various restrictions, such as those contained in the Affinity Gaming December 21, 2012 Rights Agreement are unenforceable under NRS Chapter 78.

2.                                      The Rights Agreement, or Poison Pill, Is Void and Unenforceable

As discussed above, the Rights Agreement adopted by Defendants on December 21, 2012, incorporates Rights, preferred equity, and additional common stock all of which were created in violation of explicit requirements of the Operating Agreement.  Not only was there no vote of a Majority-in-Interest approving an amendment to create a new class of preferred equity, there was no vote approving the issuance of securities convertible or exercisable for more than 20% of the outstanding common stock.  Moreover, even if there had been such a majority vote, this new equity, which disproportionately adversely affects Plaintiffs was all created without Plaintiffs’ consent and is therefore invalid and unlawful.

Under NRS 78.1955(1), the authority of the board of directors to file the Certificate of Designation for the Preferred Shares depends on whether the new Affinity Gaming corporation’s Articles of Incorporation vested the Board with authority to prescribe “the voting powers, designations, preferences, limitations, restrictions, and rights” of the preferred shares.(43)

If the 2012 Articles of Incorporation of the new Affinity Gaming corporation did not vest authority in the Board of Directors to file the Certificate of Designation for the Preferred Shares, then the Preferred Shares could not be duly authorized.  Section 9 of the Rights Agreement,(44) requires the new Affinity Gaming corporation to keep reserved enough Preferred Shares to satisfy the exercise in full of all outstanding rights.  However, without the Preferred Shares having been duly authorized, the covenants in §9 of the Rights Agreement are invalid and the

(43)  See NRS 78.195(1), which states:

1.                                      If a corporation desires to have more than one class or series of stock, the articles of incorporation must prescribe, or vest authority in the board of directors to prescribe, the classes, series and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock.  If more than one class or series of stock is authorized, the articles must prescribe a distinguishing designation for each class and series.  The voting powers, designations, preferences, limitations, restrictions, relative rights and distinguishing designation of each class or series of stock must be described in the articles of incorporation or the resolution of the board of directors before the issuance of the shares of that class or series.

entire Rights Agreement has no effect.  As described below, the Preferred Shares were not duly authorized and the Rights Agreement is void and of no effect.

D.                                    Injunctive Relief Would Result in No Legitimate Hardship to the Defendants

A preliminary injunction halting the Defendant Directors’ deliberate manipulation of the corporate governance documents to entrench themselves in power and attempt to exonerate themselves of liability for their own breaches of fiduciary duties hardly counts as a legitimate hardship in weighing the relative hardships of preliminary injunctive relief.  If there is any harm to Defendants it is in the frustration of their wrong-doing, a self-inflicted harm that deserves no consideration.  Courts routinely find that the balance of equities tips in favor of the movant where the need for injunctive relief is the result of the defendant’s own wrongdoing.  See Meineke Car Care Centers, Inc. v. Bica, 2011 WL 4829420, *4 (W.D. N. C. 2011) (“self-inflicted harm” by competing in violation of contract provision constituted “little, if any harm” as compared to employer’s immediate harm if provision were not enforced); Cullen v. Tarini, 15 A.3d 968, 982 (R.I. 2011) (defendant’s deliberate trespass did not warrant a balancing of hardships in favor of the trespasser:  “a balancing of the equities was not appropriate because the hardship… was self-inflicted’); Galaton v. Johnson, 2011 WL 9688271, *2 (E.D. N.C. 2011) (injunctive relief refused where harm was a result of movant’s own delay — “Equity need not and will not provide a balm for Galaton’s self-inflicted wound”).

Here, had the Director Defendants not taken the dramatic steps they did in their attempt to entrench themselves in management and shield their breaches of fiduciary duties, there would be no need for extraordinary relief.  Whatever harm to Defendants that might result from the imposition of the injunctive relief sought by Plaintiffs would not shift the equities to Defendants’

(44)  Verified Complaint, Exhibit 12,

side.  Indeed, since all the requested injunction will do is require the Director Defendants to continue to act in accordance with the same court-approved and heavily-negotiated governance rules embodied in the Operating Agreement that had been in effect for the previous two years following the Company’s emergence from bankruptcy, it would be difficult to characterize such a continuation of the status quo as inflicting any injury or hardship whatsoever on the Defendants.

E.                                    A Preliminary Injunction Would Serve the Public Interest

The public interest weighs heavily in support of the relief sought by the Z Capital Plaintiffs.  Courts in Nevada and elsewhere consistently identify interference with shareholder voting as “an especially serious matter” that “undercuts a primary justification for allowing directors to rely on their own judgment….”  Shoen, 885 F.Supp. at 1340.  The Defendant Directors have seriously interfered with the stockholder franchise established by agreement of Affinity Gaming, LLC, and nearly 75 Members — an agreement sanctioned by the Bankruptcy Court as part of the Herbst gaming entities emergence from bankruptcy.

Moreover, no public interest is served by the Defendant Directors manipulation of corporate documents to entrench themselves in authority in contravention of the Operating Agreement’s mandate for annual meetings or to permit the Defendant Directors to attempt to exonerate themselves from inescapable fiduciary obligations imposed by the Nevada Legislature.  The Defendant Directors’ actions pose only public detriment as well as irreparable injury to Plaintiffs.

F.                                     A Preliminary Injunction Will Restore the Status Quo

A preliminary injunction is appropriate to restore the status quo and prevent irreparable loss of right.  Dixon v. Thatcher, 103 Nev. 414, 415, 742 P. 1029, 1030 (1987); Textile Unlimited, Inc. v. A..BMH & Co., 240 F.3d 781, 786 (9th Cir. 2001).  Maintaining the status quo under the terms of the Operating Agreement allows Affinity Gaming to continue in business as approved by the Bankruptcy Court and nearly 75 creditors who were converted into equity holders by the Operating Agreement.  If the 2012 conversion documents, including the Articles, Bylaws and “Rights Agreement”, are enforced, those creditors-turned-equity-holders will be deprived of the benefit of their bargain and the Bankruptcy Court’s approval will be violated.  The 2012 documents and filings of the Defendant Directors materially alter the relationship of the equity holders envisioned by the Operating Agreement and the Bankruptcy Court.  And, as pointed out above, in many material respects, the 2012 documents also contravene fundamental Nevada corporate law.  Therefore, a preliminary injunction is properly issued to maintain the status quo pending final resolution on the merits.

IV.                               Conclusion

For the foregoing reasons, Z Capital requests that the Court grant its Motion for Preliminary Injunction and (1) restrain Defendants from enforcing the 2012 conversion and corporate documents, including the Agreement and Plan of Conversion and Articles of Conversion of Affinity Gaming, LLC and the Articles of Incorporation, Bylaws and Rights Agreement of Affinity Gaming; and (2) restrain Defendants from taking any actions inconsistent with the 2010 Affinity Gaming Operating Agreement and from refusing to take any actions required by the Operating Agreement.

LIONEL SAWYER & COLLINS

Charles H. McCrea, Jr. (SBN 104)
Lynda S. Mabry (SBN 106)
Steven C. Anderson (SBN 11901)
1700 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101

Attorneys for Plaintiffs